Oppenheimer Quest International Value Fund
Exhibit 77M



On November 13, 2008, the Oppenheimer Quest International Value Fund (the "Fund') acquired all of the net assets of Oppenheimer International Value Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer International Value Fund shareholders on November 7, 2008.

The Fund issued (at an exchange ratio of 0.824151 for Class A, 0.895897 for Class B, 0.901981 for Class C, 0.831120 for Class N and 0.817664 for Class Y of the Fund to one share of Oppenheimer Quest International Value Fund, Inc.) 3,684,468; 719,873; 1,188,296; 4,601 and 4,438,689 shares of capital stock for
Class A, Class B, Class C, Class N and Class Y, respectively, valued at $38,429,000, $6,860,391, $11,253,163, $47,157 and $46,295,525 in exchange for the net assets, resulting in combined Class A net assets of $382,896,838, Class B net assets of $22,454,468, Class C net assets of $38,943,131, Class N net assets of $8,051,079 and Class Y net assets of $46,295,525 on November 13, 2008. The net assets acquired included net unrealized depreciation of $87,313,720 and an unused capital loss carry forward of $15,112,202, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.

For additional information please refer to the Fund's N-14 filed with the Commission on September 11, 2008 (333-152581). Oppenheimer International Value Fund will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.